Statement of Comprehensive Income for three months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	June 30, 2011	June 30, 2010	Growth (%)	March 31, 2011	Growth % Q1 12 over Q4 11
Revenues	**7,485**	**6,198**	**20.8**	**7,250**	**3.2**
Cost of sales	4,577	3,648	25.5	4,234	8.1
Gross Profit	**2,908**	**2,550**	**14.0**	**3,016**	**(3.6)**
Operational Expenses:					
Selling and marketing expenses	398	339	17.4	400	(0.5)
Administration expenses	558	456	22.4	514	8.6
Total Operating Expenses	**956**	**795**	**20.3**	**914**	**4.6**
Operating Profit	**1,952**	**1,755**	**11.2**	**2,102**	**(7.1)**
Other Income	443	239	85.4	415	6.7
Profit before income taxes	**2,395**	**1,994**	**20.1**	**2,517**	**(4.8)**
Income tax expense	673	506	33.0	699	(3.7)
Net Profit	**1,722**	**1,488**	**15.7**	**1,818**	**(5.3)**
Earnings per equity share					
Basic (₹)	**30.14**	**26.06**	**15.7**	**31.82**	**(5.3)**
Diluted (₹)	**30.14**	**26.05**	**15.7**	**31.82**	**(5.3)**

(As per IFRS)
US Dollars in millions except share data

Particulars	June 30, 2011	June 30, 2010	Growth (%)	March 31, 2011	Growth % Q1 12 over Q4 11
Revenues	**1,671**	**1,358**	**23.0**	**1,602**	**4.3**
Cost of sales	1,022	800	27.8	936	9.2
Gross Profit	**649**	**558**	**16.3**	**666**	**(2.6)**
Operational Expenses:					
Selling and marketing expenses	89	74	20.3	88	1.1
Administration expenses	125	100	25.0	114	9.6
Total Operating Expenses	**214**	**174**	**23.0**	**202**	**5.9**
Operating Profit	**435**	**384**	**13.3**	**464**	**(6.3)**
Other Income	99	53	86.8	92	7.6
Profit before income taxes	**534**	**437**	**22.2**	**556**	**(4.0)**
Income tax expense	150	111	35.1	154	(2.6)
Net Profit	**384**	**326**	**17.8**	**402**	**(4.5)**
Earnings per equity share					
Basic ($)	**0.67**	**0.57**	**17.5**	**0.70**	**(4.3)**
Diluted ($)	**0.67**	**0.57**	**17.5**	**0.70**	**(4.3)**

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
North America	64.2	63.7	67.3	64.6	66.5
Europe	21.3	22.1	20.3	21.7	21.9
India	2.6	2.7	1.7	2.4	1.4
Rest of the world	11.9	11.5	10.7	11.3	10.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

Services	Quarter ended			LTM
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011
Business Operations	**60.0**	**60.0**	**63.3**	**60.4**
Application Development	*16.1*	*16.0*	*16.9*	*15.8*
Application Maintenance	*22.3*	*22.0*	*23.9*	*22.6*
Infrastructure Management Services	*5.9*	*6.1*	*6.9*	*6.0*
Testing Services	*7.5*	*7.3*	*7.3*	*7.6*
Business Process Management	*5.4*	*5.6*	*5.7*	*5.6*
*Others**	*2.8*	*3.0*	*2.6*	*2.8*
Consulting & System Integration	**31.7**	**31.8**	**29.2**	**31.7**
Consulting & Package Implementation	*25.2*	*25.4*	*24.9*	*25.5*
Systems Integration	*6.3*	*6.1*	*4.2*	*5.9*
*Others**	*0.2*	*0.3*	*0.1*	*0.3*
Products, Platforms and Solutions	**8.3**	**8.2**	**7.5**	**7.9**
Products	*4.8*	*5.4*	*4.7*	*4.9*
Product Engineering Services	*3.2*	*2.4*	*2.1*	*2.7*
*Others**	*0.3*	*0.4*	*0.7*	*0.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Reported under "others" in previous quarters.

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Fixed Price	39.1	41.0	39.0	40.3	38.7
Time & Materials	60.9	59.0	61.0	59.7	61.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
INSURANCE, BANKING & FINANCIAL SERVICES	**35.4**	**35.7**	**36.1**	**35.7**	**34.8**
Banking & financial services	*28.1*	*28.5*	*27.7*	*27.9*	*26.8*
Insurance	*7.3*	*7.2*	*8.4*	*7.8*	*8.0*
MANUFACTURING	**20.3**	**20.4**	**19.5**	**19.8**	**19.6**
RETAIL & LIFESCIENCES	**22.7**	**21.4**	**19.4**	**21.3**	**20.1**
Retail & CPG	*16.1*	*14.5*	*13.2*	*14.9*	*13.3*
Transport & Logistics	*1.8*	*2.1*	*1.8*	*1.9*	*1.9*
*Life Sciences**	*3.7*	*3.7*	*3.4*	*3.5*	*3.7*
*Healthcare**	*1.1*	*1.1*	*1.0*	*1.0*	*1.2*
ENERGY, UTILITIES, COMMUNICATIONS & SERVICES	**21.6**	**22.5**	**25.0**	**23.2**	**25.5**
Energy & Utilities	*5.7*	*5.8*	*6.0*	*6.0*	*5.9*
Communication and Services	*10.6*	*11.9*	*14.1*	*12.0*	*15.4*
*Others**	*5.3*	*4.8*	*4.9*	*5.2*	*4.2*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Reported under "services" and "others" in previous quarters.

Client Data

	Quarter ended			Year ended	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	628	620	590	620	575
Added during the period	26	34	38	139	141
Number of million dollar clients					
1 Million dollar +	374	366	341	366	338
5 Million dollar +	183	187	170	187	159
10 Million dollar +	125	126	103	126	97
20 Million dollar +	80	73	60	73	59
30 Million dollar +	54	53	43	53	41
40 Million dollar +	44	41	34	41	33
50 Million dollar +	32	28	26	28	26
60 Million dollar +	23	24	17	24	16
70 Million dollar +	21	19	13	19	12
80 Million dollar +	15	15	11	15	10
90 Million dollar +	12	11	10	11	8
100 Million dollar +	11	11	8	11	6
200 Million dollar +	2	2	1	2	1
Client contribution to revenue					
Top client	4.5%	4.7%	4.9%	4.7%	4.6%
Top 5 clients	15.9%	15.4%	15.4%	15.4%	16.4%
Top 10 clients	25.2%	24.9%	26.1%	25.7%	26.2%
Repeat business	99.2%	97.0%	99.4%	98.0%	97.3%
Account receivables – LTM (in days)	63	63	60	63	59

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Effort					
Onsite	25.5	24.6	22.9	24.8	22.6
Offshore	74.5	75.4	77.1	75.2	77.4
Revenue					
Onsite	50.7	49.3	48.0	49.9	46.6
Offshore	49.3	50.7	52.0	50.1	53.4
Utilization					
Including trainees	69.6	68.4	73.0	71.1	69.7
Excluding trainees	74.9	75.2	78.7	77.8	76.4

Person Months Data

	Quarter ended			LTM	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Billed – Onsite	**67,239**	**63,060**	**53,519**	**254,954**	**194,595**
– Offshore	196,817	192,869	180,237	773,772	665,339
TOTAL	**264,056**	**255,929**	**233,756**	**1,028,726**	**859,934**
Non Billable	88,650	84,381	63,121	292,729	266,057
Trainee	26,648	34,123	23,333	125,158	108,487
Sales & Support	22,366	20,883	17,743	83,116	68,471
TOTAL	**401,720**	**395,316**	**337,953**	**1,529,729**	**1,302,949**

Consolidated IT Services

	Quarter ended						LTM			
	Jun 30, 2011	Sequential growth %	Mar 31, 2011	Sequential growth %	Jun 30, 2010	Sequential growth %	Jun 30, 2011	Year on Year growth %	Jun 30, 2010	Year on Year growth %
Effort - (Person months)										
Onsite	63,982	6.8	59,891	(0.2)	52,630	7.0	242,514	25.7	192,933	6.3
Offshore	144,710	2.7	140,853	(2.0)	131,649	7.9	568,076	18.7	478,721	12.8
Total	**208,692**	**4.0**	**200,744**	**(1.4)**	**184,279**	**7.6**	**810,590**	**20.7**	**671,654**	**10.9**
Revenue – ($ million)										
Onsite	827.42	7.7	768.00	0.6	640.71	8.2	3,095.50	33.1	2,325.43	8.6
Offshore	673.39	2.2	658.84	1.6	577.85	3.3	2,591.70	18.3	2,190.62	7.8
Total	**1,500.81**	**5.2**	**1,426.84**	**1.0**	**1,218.56**	**5.8**	**5,687.20**	**25.9**	**4,516.05**	**8.2**

Employee Metrics

	Quarter ended			Year ended	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,33,560	1,30,820	1,14,822	1,30,820	1,13,796
S/W professionals	1,26,129	1,23,811	1,08,495	1,23,811	1,06,864
Billable	1,11,667	1,09,026	95,863	1,09,026	93,254
Banking product group	6,838	6,220	5,029	6,220	4,730
Trainees	7,624	8,565	7,603	8,565	8,880
Sales & Support	7,431	7,009	6,327	7,009	6,932
Gross addition	9,922	8,930	8,859	43,120	27,639
Of which lateral addition	4,044	3,591	2,942	15,883	4,895
Attrition	7,182	5,889	7,833	26,096	18,693
Net addition	2,740	3,041	1,026	17,024	8,946
Attrition % (LTM)*	15.8%	17.0%	15.8%	17.0%	13.4%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

	Quarter ended			Year ended	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Mar 31, 2011	Mar 31, 2010
Infosys BPO Limited – consolidated	18,816	18,113	18,609	18,113	17,932
Infosys Technologies (Australia) Pty. Limited.	539	514	394	514	362
Infosys Technologies (China) Company Limited	2,945	2,765	1,898	2,765	1,765
Infosys Consulting, Inc. – consolidated	745	712	605	712	594
Infosys Technologies, S.De R.L. De C. V., Mexico	559	521	414	521	346
Infosys Technologies (Sweden) AB	13	13	17	13	20
Infosys Tecnologia DO Brasil LTDA	180	173	116	173	89

Infrastructure as on Jun 30, 2011

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	–	–	6.31
Bhubaneswar	8,79,721	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	31,85,807	21,370	11,38,002	6,056	–
Gurgaon	75,406	978	52,860	170	–
Hyderabad	22,62,694	12,282	17,91,284	5,550	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	6,13,702	2,500	–
Mysore (including ILI)*	89,28,195	8,619	17,32,534	3,750	–
Pune	46,28,620	24,314	12,67,980	13,697	–
Thiruvananthapuram	6,17,260	5,106	13,51,132	4,500	–
Global Centers	6,02,518	5,770	–	–	–
Total	**2,79,84,313**	**1,26,470**	**7,947,494**	**36,223**	**6.31**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Jun 30, 2011	Mar 31, 2011	Jun 30, 2010	Mar 31, 2011	Mar 31, 2010
Period closing rate	44.70	44.60	46.45	44.60	44.90
Period average rate	44.78	45.25	45.58	45.54	47.44

Performance as Against Guidance – IFRS

For quarter ending Jun 30, 2011	Guidance	Actual
Revenue (₹ crore)	7,311 – 7,382	7,485
Basic EPS (₹)	27.59 – 28.02	30.14

Performance as Against Guidance – IFRS

For quarter ending Jun 30, 2011	Guidance	Guidance restated for constant currency	Actual
Revenue (US $ million)	1,643 – 1,659	1,652 - 1,668	1,671
Basic EPS (US $)	0.62 – 0.63		0.67

Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.61	1.63
EURO	1.42	1.45
AUD	1.03	1.07

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended			
	Jun 30, 2011		Jun 30, 2010	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	83.34	8.38	78.14	6.42
Infosys Technologies (Australia) Pty. Limited	75.12	7.79	43.88	2.21
Infosys Consulting, Inc. – consolidated	41.77	1.48	38.55	3.25
Infosys Technologies (China) Company Limited	22.20	(0.11)	15.81	1.69
Infosys Technologies, S.de R.L. de C V., Mexico	4.63	(1.68)	5.22	0.35
Infosys Technologies (Sweden) AB	0.53	(0.03)	0.65	0.02
Infosys Tecnologia DO Brasil LTDA	4.16	(0.22)	1.29	(1.17)
Infosys Public Services Inc	–	(0.08)	–	(0.01)
Infosys Technologies (Shanghai) Co Ltd*	–	(0.24)	–	–

* Infosys Technologies (Shanghai) Co Ltd was incorporated on 21st February 2011.

Constant Currency Reporting

Reported revenues	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12
Revenue ($ mn)	1,358	1,496	1,585	1,602	1,671
Sequential growth %	4.8	10.2	6.0	1.1	4.3
YoY growth %	21.0	29.6	28.7	23.6	23.0

Constant currency – Q o Q	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12
Revenue ($ mn)	1,374	1,485	1,566	1,597	1,651
Sequential growth (%)	6.0	9.4	4.7	0.8	3.1

Constant currency – Y o Y	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12
Revenue ($ mn)	1,354	1,501	1,588	1,585	1,615
YoY growth (%)	20.7	30.1	28.9	22.3	18.9

Notes:

Basis of computation -

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12
AUD	0.88	0.90	0.99	1.00	0.94	1.07
EURO	1.27	1.29	1.36	1.37	1.32	1.45
GBP	1.49	1.55	1.58	1.60	1.55	1.63

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 11	Q2 11	Q3 11	Q4 11	FY 11	Q1 12
AUD	5.7	6.5	6.7	7.0	6.5	7.5
EURO	6.0	6.7	7.3	7.4	6.9	7.5
GBP	6.8	7.0	7.4	7.4	7.2	6.4

Q1 2012

Geographical segment – growth

North America grew by 5.1% sequentially; and 5.1% in constant currency.

Europe grew by 0.6 % sequentially; and declined by 2.6 % in constant currency.

Rest of the world grew by 7.6% sequentially; and 2.4 % in constant currency.

Industry segment – growth

FSI grew by 3.3% sequentially; and 2.1% in constant currency.

MFG grew by 4.0 % sequentially; and 2.7 % in constant currency.

RCL grew by 10.2 % sequentially; and 9.3 % in constant currency.

ECS grew by 0.6 % sequentially; and declined by 1.4 % in constant currency.